Exhibit 9

EXECUTION VERSION

WOLVERINE TUBE, INC.

CERTIFICATE OF DESIGNATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

(Pursuant to Section 151 of the Delaware General Corporation Law)

Wolverine Tube, Inc., a Delaware corporation (the “Corporation”), in accordance with the provisions of Section 103 of the Delaware General Corporation Law (the “DGCL”) does hereby certify that, in accordance with Section 141(b) of the DGCL, the following resolution was duly adopted by the Board of Directors of the Corporation as of March 7, 2008:

RESOLVED, that the Board of Directors (the “Board”) of the Corporation pursuant to authority expressly vested in it by the provisions of the Restated Certificate of Incorporation of the Corporation, hereby authorizes the issuance of a series of preferred stock designated as the Series B Convertible Preferred Stock, par value $1.00 per share, of the Corporation and hereby fixes the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Restated Certificate of Incorporation of the Corporation which are applicable to the Preferred Stock of all classes and series) as follows:

SERIES B CONVERTIBLE PREFERRED STOCK

1. Designation, Amount and Par Value. There is hereby designated a series of the Corporation’s preferred stock as Series B Convertible Preferred Stock (the “Series B Preferred Stock”), and the number of shares so designated shall be 25,000. Each share of Series B Preferred Stock shall have a par value of $1.00 per share. The “Stated Value” for each share of Series B Preferred Stock shall equal $1,000.00.

2. Definitions. In addition to the terms defined elsewhere in this Certificate of Designations the following terms have the meanings indicated:

“Bankruptcy Event” means any of the following events: (a) the Corporation or a Subsidiary of the Corporation commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Corporation or any Subsidiary thereof; (b) there is commenced against the Corporation or any Subsidiary any such case or proceeding that is not dismissed within 60 days after commencement; (c) the Corporation or any Subsidiary is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered; (d) the Corporation or any Subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 days; (e) the Corporation or any Subsidiary makes a general assignment for the benefit of creditors; (f) the Corporation or any

Subsidiary fails to pay, or states that it is unable to pay or is unable to pay, its debts generally as they become due; (g) the Corporation or any Subsidiary calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or (h) the Corporation or any Subsidiary, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Business Day” means any day except Saturday, Sunday and any day on which banking institutions in New York City are authorized or required by law or other governmental action to close.

“Cash End Availability” means all cash and financing available to the Corporation for the payment of dividends, including without limitation resulting from any accounts receivable financing or securitization, proceeds from the issuance of Series B Preferred Stock and any other capital stock or other securities issued by the Corporation for cash.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” has the meaning ascribed thereto in Section 15(d).

“Common Stock” means the common stock of the Corporation, par value $0.01 per share, and any securities into which such common stock may hereafter be reclassified.

“Continuing Director” means (i) any individual who is a member of the Board on the date of execution of the Purchase Agreement and (ii) any individual who is appointed to the Board or nominated for election to the Board by other Continuing Directors.

“Conversion Price” shall equal $1.10 as adjusted for stock dividends, stock splits, stock combinations or other similar events and as adjusted pursuant to the terms of this Certificate of Designations.

“Equity Conditions” means, with respect to all shares of Common Stock issuable upon conversion of the Series B Preferred Stock, that each of the following conditions is satisfied: (i) the number of authorized but unissued and otherwise unreserved shares of Common Stock is sufficient for such issuance; and (ii) such shares of Common Stock are registered for resale by the Holders and may be sold by the Holders pursuant to an effective registration statement under the Securities Act or all such shares may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Stock” means (a) any Common Stock or Common Share Equivalents, restricted stock, stock options or stock appreciation rights issued or issuable to employees, consultants or directors of the Corporation pursuant to a stock option plan, stock purchase plan, stock bonus plan, deferred compensation plan, employee benefit plan or management grant (“Incentives”), in each case as in effect on the date of the Purchase Agreement or as approved by the Board (including any Directors elected by the Holders voting separately as a class) after the date of the Purchase Agreement, and shares of Common Stock issued or issuable upon the exercise of any of the foregoing Incentives and (b) Common Stock or

Common Share Equivalents issued or issuable in connection with a bona fide business acquisition by the Corporation of another company or entity, not principally for the purpose of acquiring cash.

“Fundamental Transaction” means the occurrence of any of the following in one or a series of related transactions: (i) an acquisition after the date of the Purchase Agreement by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) under the Exchange Act) of fifty percent or more of the voting rights or voting equity interests in the Corporation; (ii) Continuing Directors cease to constitute more than one-half of the members of the Board; (iii) a merger or consolidation of the Corporation or any Subsidiary or a sale of all or substantially all of the assets of the Corporation or any Subsidiary in one or a series of related transactions, unless following such transaction or series of transactions, the holders of the Corporation’s securities prior to the first such transaction continue to hold at least one-half of the voting rights or voting equity interests in of the surviving entity or acquirer of such assets; (iv) a recapitalization, reorganization or other transaction involving the Corporation or any Subsidiary that constitutes or results in a transfer of more than one-half of the voting rights or voting equity interests in the Corporation; (v) consummation of a “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act with respect to the Corporation; (vi) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property and as a result of which the Persons who own Common Stock immediately prior to the launch of such tender offer or exchange offer do not own a majority of the outstanding equity interests of the Corporation, directly or indirectly, immediately after the consummation thereof; (vii) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property; or (viii) the execution by the Corporation of an agreement directly or indirectly providing for any of the foregoing events.

“Holder” means any holder of Series B Preferred Stock.

“Indebtedness” of any Person means (a) all indebtedness representing money borrowed which is created, assumed, incurred or guaranteed in any manner by such Person or for which such Person is responsible or liable (whether by guarantee of such indebtedness, agreement to purchase indebtedness of, or to supply funds to or invest in, others or otherwise), (b) any direct or contingent obligations of such Person arising under any letter of credit (including standby and commercial), bankers acceptances, bank guaranties, surety bonds and similar instruments, and (c) all indebtedness pursuant to clauses (a) and (b) above of another entity secured by any lien existing on property or assets owned by such Person.

“Involuntary Change of Control” means any Fundamental Transaction not approved by at least five (5) members of the Board.

“Junior Securities” means the Common Stock and all other equity or equity equivalent securities of the Corporation.

“Liquidation Event” means any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

“Original Issue Date” means the date of the first issuance of any shares of the Series B Preferred Stock, regardless of the number of transfers of any particular shares of Series B Preferred Stock and regardless of the number of certificates that may be issued to evidence shares of Series B Preferred Stock.

“Person” means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Purchase Agreement” means the Preferred Stock Purchase Agreement, dated as of March , 2008, among the Corporation and the purchasers of the Series B Preferred Stock, as amended from time to time.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date of the Purchase Agreement, among the Corporation and the Holders.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Securities Act” means the Securities Act of 1933, as amended.

“Series A Certificate of Designations” means the Certificate of Designations of Series A Convertible Preferred Stock, par value $1.00 per share, of the Corporation as in effect on the date hereof.

“Series A Holders” means any holder of Series A Preferred Stock.

“Series A Preferred Stock” means the Series A Convertible Preferred Stock, par value $1.00 per share, of the Corporation.

“Series A Preferred Stock Liquidation Preference” has the meaning ascribed thereto in Section 6 of the Series A Certificate of Designations.

“Subsidiary” means any significant subsidiary of the Corporation as defined in Rule 1-02(w) of Regulation S-X promulgated by the Commission.

“Trading Day” means (a) any day on which the Common Stock is listed or quoted and traded on a Trading Market, or (b) if the Common Stock is not then listed or quoted and traded on a Trading Market, then any Business Day.

“Trading Market” means the New York Stock Exchange or, at any time the Common Stock is not listed for trading on the New York Stock Exchange, any other national securities exchange, other trading market or quotation system, if the Common Stock is then listed or quoted on such exchange, market or system.

“Transaction Documents” means the Purchase Agreement, the Registration Rights Agreement, this Certificate of Designations and any other documents or agreements executed or delivered in connection with the transactions contemplated under the Purchase Agreement.

“2009 Indenture” means that certain Indenture, dated as of March 27, 2002, by the Corporation, the subsidiary guarantors described therein and U.S. Bank Corporate Trust Services (successor to First Union National Bank), as Trustee.

“Underlying Shares” means the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock and in satisfaction of any other obligation of the Corporation to issue shares of Common Stock pursuant to the Transaction Documents.

3. Registration of Issuance and Ownership of Series B Preferred Stock. The Corporation shall register the issuance and ownership of shares of the Series B Preferred Stock, upon records to be maintained by the Corporation for that purpose (the “Series B Preferred Stock Register”), in the name of the record Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Series B Preferred Stock as the absolute owner thereof for the purpose of any conversion hereof or any distribution to such Holder, and for all other purposes, absent actual notice to the contrary.

4. Registration of Transfers. The Corporation shall register the transfer of any shares of Series B Preferred Stock in the Series B Preferred Stock Register, upon surrender of certificates evidencing such shares to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Series B Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder.

5. Dividends.

(a) Each Holder shall be entitled to receive, and the Corporation shall pay, cumulative dividends on the Series B Preferred Stock at the rate per share (as a percentage of the Stated Value per share, plus any accumulated and unpaid dividends per share) of 8.50% per annum (subject to adjustment pursuant to Sections 5(b) and 5(g) below), compounded quarterly and payable quarterly in arrears commencing on April 30, 2008 and thereafter on each July 31, October 31, January 31 and April 30, except if such date is not a Trading Day, in which case such dividend shall be payable on the next succeeding Trading Day (each, a “Dividend Payment Date”). Dividends on the Series B Preferred Stock shall be calculated on the basis of a 360-day year that has been divided into four 90-day quarters, shall accrue daily commencing on the Original Issue Date for such Series B Preferred Stock, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

(b) Subject to the conditions and limitations in Section 5(c) below, the Corporation may elect, by written notice to the holders of Series B Preferred Stock, to defer the payment of dividends otherwise payable on any Dividend Payment Date. In the event of any dividend deferral, or if any accrued dividends remain unpaid, the amount of the dividends payable per share of Series B Preferred Stock on such Dividend Payment Date on which the dividends would otherwise have been paid, or any subsequent Dividend Payment Date until such deferred dividends have been paid, shall be: (i) determined based upon the dividends on the Series B Preferred Stock having accumulated during the preceding quarter (or other measurement period) at the rate per share (as a percentage of the Stated Value per share plus all previously accrued and unpaid dividends on such share) of (x) 10.50% per annum for any Dividend Payment Date occurring prior to January 31, 2012 (or, if such date is not a Trading Day, the next succeeding Trading Day), and (y) 12.50% per annum for any Dividend Payment Date occurring subsequent to January 31, 2012 (or, if such date is not a Trading Day, the next succeeding Trading Day); and (ii) compounded as of such quarterly Dividend Payment Date and remain accrued and unpaid until the subsequent payment thereof by the Corporation.

(c) The Corporation may elect to defer a dividend payment otherwise payable on a Dividend Payment Date only if and to the extent the Cash End Availability is less than the amount of the dividend payable on the Dividend Payment Date, as determined in good faith by a majority of the members of the Board other than any director affiliated with or nominated by any Holder.

(d) On each Dividend Payment Date, to the extent that there is Cash End Availability, the Corporation shall pay, pro rata on a share for share basis among the Holders of Series B Preferred Stock and the Series A Holders as if the Series A Preferred Stock and Series B Preferred Stock were a single class, any accrued and unpaid dividends, with the dividends that have remained unpaid longest being paid first, until all accrued and unpaid dividends have been paid. In addition, all accrued and unpaid dividends on each share of Series B Preferred Stock shall be paid upon the earlier to occur of (i) a Liquidation Event, or (ii) conversion of such share of Series B Preferred Stock.

(e) So long as any shares of Series B Preferred Stock are outstanding: (i) neither the Corporation nor any Subsidiary shall, directly or indirectly, redeem, purchase or otherwise acquire any Junior Securities or set aside any monies for such a redemption, purchase or other acquisition, and (ii) the Corporation shall not pay or declare any dividend or make any distribution on any Junior Securities, except pro rata stock dividends on the Common Stock payable in additional shares of Common Stock and dividends due and paid in the ordinary course on the Series B Preferred Stock.

(f) No dividends shall be paid on the Series B Preferred Stock as a separate class other than the dividends provided in this Section 5.

(g) Notwithstanding anything to the contrary, in the event that at any time after June 30, 2008, the Equity Conditions are not satisfied (or waived in writing by the applicable Holder) on each Trading Day within a given quarter preceding a Dividend Payment Date with respect to all of the Underlying Shares then issuable upon conversion in full of all outstanding Series B Preferred Stock, the dividend rate at that Dividend Payment Date shall be deemed to have been increased by 50 basis points for the dividend period preceding that quarter, up to a maximum aggregate increase pursuant to this Section 5(g) of 200 basis points. Following such adjustment(s) and upon satisfaction of the Equity Conditions (or waiver in writing by the applicable Holder) with respect to all of the Underlying Shares then issuable upon conversion in full of all outstanding Series B Preferred Stock, the dividend rate shall be returned to the rate in effect before giving effect to adjustments under this Section 5(g) (until any subsequent failure).

6. Liquidation.

(a) Upon the occurrence of any Liquidation Event, the Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or funds of the Corporation to the holders of Junior Securities by reason of their ownership thereof, an amount per share in cash equal to the greater of (i) the Stated Value for each share of Series B Preferred Stock then held by them (as adjusted for any stock split, stock dividend, stock combination or other similar transactions with respect to the Series B Preferred Stock), plus all accrued but unpaid dividends on such Series B Preferred Stock as of the date of such event, and (ii) the amount per share that would be payable to a Holder (including without limitation the payment of all accrued but unpaid dividends) had all shares of Series B Preferred Stock been converted to Underlying Shares immediately prior to such Liquidation Event (the “Series B Preferred Stock Liquidation Preference”). If, upon the occurrence of a Liquidation Event, the assets and funds thus distributed among the Holders shall be insufficient to permit the payment to such Holders of the full Series B Preferred Stock Liquidation Preference, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably on a share for share basis among the Holders and the Series A Holders as if the Series A Preferred Stock and Series B Preferred Stock were a single class in proportion to the aggregate Series B Preferred Stock Liquidation Preference and the Series A Preferred Stock Liquidation Preference that would otherwise be payable to each of such Holders and the Series A Holders, respectively.

(b) Upon the occurrence of a Liquidation Event, following completion of the distributions required by the first sentence of Section 6(a), if assets or surplus funds remain in the Corporation, the holders of the Common Stock and other Junior Securities shall share in all remaining assets of the Corporation.

(c) The Corporation shall provide written notice of any Liquidation Event or Fundamental Transaction to each record Holder not less than 45 days prior to the payment date or effective date thereof. Unless a Holder otherwise notifies the Corporation, which notice must be delivered prior to the effective date of a Fundamental Transaction (or, if later, within five (5) Trading Days after such Holder receives notice of such Fundamental Transaction from the Corporation), such Fundamental Transaction will be treated as a Liquidation Event with respect to such Holder for the purposes of this Section 6. Notwithstanding anything in this Certificate of Designations of Series B Convertible Preferred Stock to the contrary, for so long as the Corporation’s 10.5% Senior Notes due 2009 remain outstanding, the Corporation shall have no obligation with respect to any Fundamental Transaction referred to in this Section 6 unless the Corporation has fully satisfied all of its obligations under Sections 4.06 and 4.10 of the 2009 Indenture.

(d) In the event that, immediately prior to the closing of a Liquidation Event that is not a Fundamental Transaction, the cash distributions required by Section 6(a) have not been made, the Corporation shall forthwith either: (i) cause such closing to be postponed until such time as such cash distributions have been made; or (ii) cancel such transaction, in which event the rights, preferences and privileges of the Holders shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice by the Corporation required under Section 6(c).

(e) For so long as 5,000 shares of Series B Preferred Stock remain outstanding, in the event that, immediately prior to the closing of a Liquidation Event that is a Fundamental Transaction, the cash distributions required by Section 6(a) have not been made, the Corporation shall forthwith either: (i) cause such closing to be postponed until such time as such cash distributions have been made; or (ii) cancel such transaction, in which event the rights, preferences and privileges of the Holders shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice by the Corporation required under Section 6(c).

7. Conversion. At the option of any Holder, any shares of Series B Preferred Stock held by that Holder may be converted into Common Stock based on the Conversion Price then in effect for the Series B Preferred Stock. A Holder may convert shares of Series B Preferred Stock into Common Stock pursuant to this paragraph at any time and from time to time after the Original Issue Date, by delivering to the Corporation a conversion notice (the “Conversion Notice”), in the form attached hereto as Exhibit A, appropriately completed and duly signed, and the date any such Conversion Notice is delivered to the Corporation (as determined in accordance with the notice provisions hereof) is a “Conversion Date.”

8. Mechanics of Conversion.

(a) The number of Underlying Shares issuable upon any conversion of shares of Series B Preferred Stock hereunder shall equal the Stated Value of such shares of Series B Preferred Stock to be converted divided by the Conversion Price on the Conversion Date.

(b) Upon conversion of any shares of Series B Preferred Stock, the Corporation shall promptly (but in no event later than three (3) Trading Days after the Conversion Date) issue or cause to be issued and cause to be delivered to the Holder, or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the Underlying Shares issuable upon such conversion, free of restrictive legends unless such Underlying Shares are still required to bear a restrictive legend. The Holder, or any Person so designated by the Holder to receive Underlying Shares, shall be deemed to have become holder of record of such Underlying Shares as of the Conversion Date. If the shares are then not required to bear a restrictive legend, the Corporation shall, upon request of the Holder, deliver Underlying Shares hereunder electronically through The Depository Trust Corporation or another established clearing corporation performing similar functions, and shall credit the number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with The Depository Trust Corporation through its Deposit Withdrawal Agent Commission System.

(c) A Holder shall deliver the original certificate(s) evidencing the Series B Preferred Stock being converted (or an affidavit of lost certificate and any indemnity or bond required by the Corporation’s transfer agent) together with a duly completed Conversion Notice in proper form in order to effect a conversion of such Series B Preferred Stock. Upon surrender of a certificate following one or more partial conversions, the Corporation shall promptly deliver to the Holder a new certificate representing the remaining shares of Series B Preferred Stock.

(d) The Corporation’s obligations to issue and deliver Underlying Shares upon conversion of Series B Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by any Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by any Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by any Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to any Holder in connection with the issuance of such Underlying Shares.

9. Redemption.

(a) On the earlier to occur of (x) an Involuntary Change of Control and (y) January 31, 2017 (the date of such earlier event, the “Mandatory Redemption Date”), the Corporation shall redeem all of the then outstanding Series B Preferred Stock at a price equal to 100% of the Stated Value of such shares of Series B Preferred Stock, plus all accrued but unpaid dividends thereon to the date of payment, in cash (the “Redemption Price”). The Corporation shall provide each Holder not less than 60 days prior written notice of the Mandatory Redemption Date. The terms of this section may be waived by a Holder with respect to the shares of Series B Preferred Stock held by that Holder in the event of a Mandatory Redemption Date in respect of clause (x) above but not in respect of clause (y).

(b) If the funds of the Corporation legally available to redeem shares of Series B Preferred Stock on the Mandatory Redemption Date are insufficient to redeem the total number of such shares required to be redeemed on such date or the Corporation is otherwise prohibited from redeeming the total number of such shares, the Corporation shall (i) take any action necessary or appropriate, to the extent reasonably within its control, to remove promptly any impediments to its ability to redeem the total number of shares of Series B Preferred Stock required to be so redeemed, including to the extent permissible under applicable law, reducing the stated capital of the Corporation or causing a revaluation of the assets of the Corporation under Section 154 of the DGCL to create sufficient surplus to make such redemption, and (ii) in any event, use any funds legally available to redeem the maximum possible number of such shares from the holders of such shares to be redeemed in proportion to the respective number of such shares that otherwise would have been redeemed if all such shares had been redeemed in full. At any time thereafter when additional funds of the Corporation are legally available to redeem such shares of Series B Preferred Stock, the Corporation shall immediately use such funds to redeem the balance of the shares that the Corporation becomes obligated to redeem on the Mandatory Redemption Date (but that it has not yet redeemed) at the Redemption Price. In the event that shares of Series B Preferred Stock required to be redeemed are not redeemed and continue to be outstanding, such shares shall continue to be entitled to dividends thereon as provided in Section 5 until the date on which the Corporation actually redeems such shares.

(c) Until the aggregate Redemption Price has been paid for all shares of Series B Preferred Stock being redeemed: (A) no dividend whatsoever shall be paid or declared, and no distribution shall be made, on any capital stock of the Corporation (other than dividends payable solely in Common Stock, the continued accrual of dividends as provided in this Certificate of Designations and the continued accrual of dividends as provided in the Series A Certificate of Designations); and (B) no shares of capital stock of the Corporation (other than the Series B Preferred Stock in accordance with this Section 9) shall be purchased, redeemed or acquired by the Corporation and no monies shall be paid into or set aside or made available for a sinking fund for the purchase, redemption or acquisition thereof; provided, however, to the extent any shares of Series A Preferred Stock are then outstanding, the Corporation’s obligation to redeem shares of Series B Preferred Stock in accordance with this Section 9 shall be deemed amended and modified to provide that the shares of Series B Preferred Stock and Series A Preferred Stock shall be redeemed ratably on a share for share basis in proportion to the aggregate Redemption Price and the aggregate redemption price of the Series A Preferred Stock (as provided in the Series A Certificate of Designations).

(d) If any shares of Series B Preferred Stock are not redeemed on the Mandatory Redemption Date for any reason, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price and any dividend accruing after the Mandatory Redemption Date applicable to such unredeemed shares at an aggregate per annum rate equal to eighteen percent (18%) (increased by 1% at the end of each three (3) month period thereafter until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and to be compounded quarterly; provided, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law, and provided further that the Corporation shall make all filings necessary to raise such rate to the maximum permitted rate of interest under applicable law (the “Maximum Permitted Rate”). In the event that fulfillment of any provision hereof results in such rate of interest being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Mandatory Redemption Date to the extent permitted by law.

(e) If any shares of Series B Preferred Stock are not redeemed on the Mandatory Redemption Date for any reason, the number of directors constituting the Board shall automatically be increased by a number equal to the number of directors then constituting the Board, plus one (1), and the holders of outstanding shares of Series B Preferred Stock, together with the holders of outstanding shares of Series A Preferred Stock, shall be entitled, voting as a single class (to the exclusion of the holders of all other securities and classes of capital stock of the Corporation), to elect such additional directors. For the avoidance of doubt, such additional directors shall constitute a majority of the Board. The period beginning on the Mandatory Redemption Date and ending on the date upon which all shares of Series B Preferred Stock required to be redeemed are so redeemed is referred to herein as the “Voting Period.” As soon as practicable after the commencement of the Voting Period, the Corporation shall call a special meeting of the Holders and Series A Holders to be held not more than twenty (20) days after the date of mailing of notice of such meeting. If the Corporation fails to send a notice, any such Holder or Series A Holder may call the meeting on like notice. The record date for determining the Holders and Series A Holders entitled to notice of and to vote at such special meeting shall be the close of business on the fifth (5th) business day preceding the day on which such notice is mailed. At any such special meeting and at each meeting of Holders held during a Voting Period at which directors are to be elected (or with respect to any action by written consent in lieu of a meeting of stockholders), such Holders and Series A Holders, voting together as a single class to the exclusion of the holders of all other securities and classes of capital stock of the Corporation, shall be entitled to elect the number of directors prescribed in this Section 9(e), and each share of Series B Preferred Stock and Series A Preferred Stock shall be entitled to one (1) vote (whether voted in person by the holder thereof or by proxy or pursuant to a stockholders’ consent). The terms of office of all persons who are incumbent directors of the Corporation at the time of a special meeting of the Holders and Series A Holders to elect such additional directors shall continue, notwithstanding the election at such meeting of the additional directors that such Holders and Series A Holders are entitled to elect, and the additional directors so elected by such Holders and Series A Holders, together with such incumbent directors, shall constitute the duly elected directors of the Corporation. Simultaneously with the termination of a Voting Period, the terms of office of the additional directors elected by the Holders and Series A Holders under this Section 9(e) shall terminate, such incumbent directors shall constitute the directors of the Corporation and the rights of the Holders and Series A Holders to elect additional directors pursuant to this Section 9(e) shall cease.

(f) Notwithstanding anything in this Certificate of Designations of Series B Convertible Preferred Stock to the contrary, for so long as any of the Corporation’s 10.5% Senior Notes due 2009 remain outstanding, the Corporation shall have no obligation to redeem shares of Series B Preferred Stock as a result of an Involuntary Change of Control unless the Corporation has fully satisfied all of its obligations under Sections 4.06 and 4.10 of the 2009 Indenture.

10. Call Right.

(a) Subject to the provisions of this Section 10, the Corporation shall have the right (the “Call Right”) at any time on or after January 31, 2014 to repurchase all (but not less than all) of the then outstanding shares of Series B Preferred Stock at a price equal to the Redemption Price. The Corporation must deliver a written notice of the exercise of the Call Right to each Holder at least 30 days prior to the date on which the shares of Series B Preferred Stock are to be repurchased (the “Call Repurchase Date”), which notice shall state the Call Repurchase Date and the Redemption Price. Not less than five (5) Trading Days prior to the Call Repurchase Date, the Corporation shall deposit the entire Redemption Price for all shares of Series B Preferred Stock into an account with a commercial bank having not less than $500,000,000 in assets, such funds to be held exclusively for the purpose of paying the Redemption Price to the Holders. Upon receipt of payment of the Redemption Price by the Holders, each such Holder will deliver the certificate(s) evidencing the Series B Preferred Stock redeemed by the Corporation, unless such Holder is awaiting receipt of a new certificate evidencing such shares from the Corporation pursuant to another provision hereof. At any time on or prior to the Call Repurchase Date, a Holder may convert any or all of the shares of Series B Preferred Stock held by it, and the Corporation shall honor any such conversions in accordance with the terms hereof.

(b) Notwithstanding Section 10(a) above, the Corporation may not exercise its Call Right or redeem shares of Series B Preferred Stock on the Call Repurchase Date pursuant to this Section 10, and any notice delivered under Section 10(a) will be void, unless (A) from the period commencing on the Corporation’s delivery of the irrevocable written notice electing an exercise of the Call Right through the Call Repurchase Date, the Equity Conditions are satisfied (or waived in writing by the applicable Holder) on each Trading Day with respect to all of the Underlying Shares then issuable upon conversion in full of all outstanding Series B Preferred Stock, (B) the exercise of the Call Right was approved by a majority of the Board other than any other director who is nominated by or an affiliate of a Holder and (C) concurrently with the exercise of the Call Right pursuant to the provisions of this Section 10, the Corporation exercises the comparable Call Right under Section 10 of the Series A Certificate of Designations (the “Series A Call Right”). The Corporation further agrees not to exercise the Series A Call Right unless it concurrently exercises the Call Right hereunder.

11. Voting Rights; Board of Directors.

(a) Except as otherwise provided herein or as required by applicable law, the Holders shall be entitled to vote on all matters on which holders of Common Stock are entitled to vote, including, without limitation, the election of directors. For such purposes, each Holder shall be entitled to a number of votes in respect of the shares of Series B Preferred Stock owned by it equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock are convertible by the Holders as of the record date for the determination of stockholders entitled to vote on such matter, or if no record date is established, at the date such vote is taken or any written consent of stockholders is solicited. Except as otherwise provided herein, in any relevant agreement or as required by applicable law, the Holders and the holders of Common Stock shall vote together as a single class on all matters submitted to a vote or consent of stockholders.

(b) Notwithstanding anything to the contrary, for so long as at least 5,000 shares of Series B Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote of the holders of a majority of the shares of Series B Preferred Stock and Series A Preferred Stock, voting as a single class (to the exclusion of the holders of all other securities and Capital Stock of the Corporation) then outstanding:

(i) amend or propose to amend the Restated Certificate of Incorporation or by-laws or other comparable governing instruments of the Corporation or any of the Subsidiaries, or this Certificate of Designations (whether by amendment, amalgamation, merger or otherwise);

(ii) issue or authorize the issuance of any equity of the Corporation with rights on liquidation. as to dividends, on redemption, as to voting, or otherwise, senior to or pari passu with the Series B Preferred Stock (other than the Series A Preferred Stock), or authorize or issue any shares of Series B Preferred Stock;

(iii) dissolve or liquidate the Corporation;

(iv) purchase, redeem (other than pursuant to any equity plan outstanding as of the date of the Purchase Agreement giving the Corporation the right to repurchase stock or other securities of the Corporation at cost upon the termination of an employee’s or director’s services and approved by the Continuing Directors) or set aside any sums for the purchase or redemption of, or declare or pay any dividend (including a dividend payable in securities of the Corporation) or declare or pay any dividends or make any distributions of cash, property or securities of the Corporation in respect of any Common Stock or any other class of Junior Securities or any other Common Share Equivalents (other than the Series A Preferred Stock);

(v) acquire any other corporation or business concern, whether by acquisition of assets, capital stock, merger or otherwise, and whether by payment of cash, the issuance of capital stock or otherwise, other than acquisitions of up to $5,000,000 per annum, not exceeding $15,000,000 in the aggregate;

(vi) enter into (A) a merger or consolidation of the Corporation with or into another entity (with respect to which less than a majority of the outstanding voting power of the surviving or consolidated company immediately following such event is held by Persons who were stockholders of the Corporation immediately prior to such event), (B) the sale, disposition, license or transfer, directly or indirectly, of any assets or property with a value equal to or greater than $1,000,000 or that are otherwise material to the Corporation or its business;

(vii) be acquired by any Person (or group of affiliated or associated Persons) of beneficial ownership of a majority of the equity of the Corporation (whether or not newly-issued shares) in a single transaction or a series of related transactions, redeem or repurchase shares representing a majority of the voting power of the outstanding shares of capital stock of the Corporation, or undergo any other change of control of 50% or more of the outstanding voting power of the Corporation;

(viii) fail to maintain its corporate existence, or change the nature of the Corporation’s principal business to any business which is fundamentally and materially distinct and separate from the business currently conducted by the Corporation;

(ix) create, incur, assume or suffer to exist any Indebtedness, other than Indebtedness outstanding as of the date hereof or any extensions, refinancing or renewals thereof (which extensions, refinancings or renewals, other than any such extension refinancing or renewal specifically contemplated in the Purchase Agreement, shall be on terms no less favorable to the Corporation than the current terms of such Indebtedness), in excess of $15,000,000 in the aggregate, other than (A) trade Indebtedness incurred to finance the purchase of equipment, components and other similar property and operating assets, in each case, in the ordinary course of business consistent with past practice, and any extensions, refinancings and renewals of any of the foregoing; provided that such extensions, refinancings or renewals do not or will not impose more burdensome terms, conditions or obligations upon the Corporation or any Subsidiary or increase the commitments or loan amounts thereunder, and (B) inter-company Indebtedness between the Corporation and any wholly-owned Subsidiary incurred in the ordinary course of business and consistent with past practice; or

(x) enter into any agreement to do any of the foregoing or cause or permit any Subsidiary of the Corporation directly or indirectly to take any actions described in clauses (i) through (ix) above.

(c) The holders of outstanding shares of Series B Preferred Stock shall be entitled to vote in the election of all directors of the Corporation together with holders of all other shares of the Corporation’s outstanding capital stock entitled to vote thereon, voting as a single class, with each outstanding share of Series B Preferred Stock entitled to the number of votes specified in Section 11(a).

(d) Notwithstanding anything herein to the contrary, for so long as any of the Corporation’s 10.5% Senior Notes due 2009 remain outstanding, no Holder shall have or may exercise voting rights in respect of a number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock, together with any other shares of Common Stock or Series A Preferred Stock as to which such Holder, together with any other Person with whom such Holder would be considered a “person” (as defined in Section 13(d) and 14(d) under the Exchange Act) in relation to such Common Stock, Series A Preferred Stock or Series B Preferred Stock, is the direct or indirect “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act (and including all shares of Common Stock, that such Holder and any such other Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time)), directly or indirectly representing more than 49% of the then outstanding Common Stock.

12. Charges, Taxes and Expenses. Issuance of certificates for shares of Series B Preferred Stock and for Underlying Shares issued on conversion of (or otherwise in respect of) the Series B Preferred Stock shall be made without charge to the Holders for any issue tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Corporation. The Holder shall be responsible for all transfer tax and other tax liability that may arise as a result of holding or transferring the Series B Preferred Stock or receiving Underlying Shares in respect of the Series B Preferred Stock.

13. Replacement Certificates. If any certificate evidencing Series B Preferred Stock or Underlying Shares is mutilated, lost, stolen or destroyed, or a Holder fails to deliver such certificate as may otherwise be provided herein, the Corporation shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution for such certificate, a new certificate, but only upon receipt of evidence reasonably satisfactory to the Corporation of such loss, theft or destruction (in such case) and, in each case, customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

14. Reservation of Underlying Shares. The Corporation shall, at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Underlying Shares as required hereunder, the number of Underlying Shares which are then issuable and deliverable upon the conversion of (and otherwise in respect of) all outstanding Series B Preferred Stock (taking into account the adjustments of Section 15), free from preemptive rights or any other contingent purchase rights of Persons other than the Holders. All Underlying Shares so issuable and deliverable shall, upon issuance in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable. The Corporation covenants that it shall use its reasonable best efforts to satisfy each of the Equity Conditions.

15. Certain Adjustments. The Conversion Price is subject to adjustment from time to time as set forth in this Section 15.

(a) Stock Dividends and Splits. If the Corporation, at any time while Series B Preferred Stock is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the applicable Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event. Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination.

(b) Pro Rata Distributions. If the Corporation, at any time while Series B Preferred Stock is outstanding, distributes or pays as a dividend to holders of Common Stock (i) evidences of its Indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (including, without limitation, cash) (in each case, “Distributed Property”), then in each such case the Corporation shall simultaneously deliver to each Holder the Distributed Property that each such Holder would have been entitled to receive in respect the number of Underlying Shares then issuable pursuant to Section 8(a) above had the Holder been the record holder of such Underlying Shares immediately prior to the applicable record or payment date.

(c) Fundamental Transactions. If the Corporation, at any time while Series B Preferred Stock is outstanding, effects any Fundamental Transaction, then upon any subsequent conversion of Series B Preferred Stock, each Holder shall have the right to receive, for each Underlying Share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it could have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of Series B Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall issue to the Holder a new series of preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 15(c) and insuring that the Series B Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(d) Subsequent Equity Sales. If at any time while any shares of Series B Preferred Stock remain outstanding the Corporation or any Subsidiary issues additional shares of Common Stock or rights, warrants, options or other securities or debt convertible, exercisable or exchangeable for Common Stock or otherwise entitling any Person to acquire Common Stock (collectively, “Common Share Equivalents”) at a purchase price per share of Common Stock (the “Effective Price”) less than the Conversion Price (as adjusted hereunder to such date), then the Conversion Price shall be adjusted to a Conversion Price determined by multiplying the Conversion Price then in effect by a fraction, (i) the numerator of which shall be the sum of (x) the number of shares of Common Stock outstanding on the date of such issuance and (y) the number of additional shares Common Stock which the aggregate offering price of the total number shares of Common Stock so issued (or the sum of the aggregate offering price of the total number of Common Share Equivalents so issued and the aggregate amount of cash due upon exercise, exchange or conversion of such Common Share Equivalents) would purchase at the Conversion Price then in effect, and (ii) the denominator of which shall be the sum of (x) the number of shares of Common Stock outstanding on the date of such issuance and (y) the number of additional shares of Common Stock issued (or the number of shares of Common Stock for which or into which the Common Share Equivalents so offered are exercisable, exchangeable or convertible at the Effective Price). For purposes of this paragraph, in connection with any issuance of any Common Share Equivalents, (A) the maximum number of shares of Common Stock potentially issuable at any time upon conversion, exercise or exchange of such Common Share Equivalents (the “Deemed Number”) shall be deemed to be outstanding upon issuance of such Common Share Equivalents, (B) the Effective Price applicable to such Common Shares shall equal the minimum dollar value of consideration payable to the Corporation to purchase such Common Share Equivalents and to convert, exercise or exchange them into shares of Common Stock, divided by the Deemed Number, (C) no further adjustment shall be made to the Conversion Price upon the actual issuance of Common Shares upon conversion, exercise or exchange of such Common Share Equivalents, and (D) to the extent that any such Common Share Equivalents expire before fully converted, exercised or exchanged, the Conversion Price will be readjusted to reflect such expiration. If, at any time while any shares of Series B Preferred Stock are outstanding, the Corporation or any Subsidiary directly or indirectly issues Common Share Equivalents with an Effective Price or a number of underlying shares that floats or resets or otherwise varies or is subject to adjustment based (directly or indirectly) on market prices of the Common Stock (a “Floating Price Security”), then for purposes of applying this Section 15(d) in connection with any subsequent conversion, the Effective Price will be determined separately on each Conversion Date and will be deemed to equal the lowest Effective Price at which any holder of such Floating Price Security is entitled to acquire Common Shares on such Conversion Date (regardless of whether any such holder actually acquires any shares on such date). Notwithstanding the foregoing, no adjustment will be made under this paragraph (d) in respect of any issuances of Common Stock and Common Share Equivalents made pursuant to the definition of Excluded Stock.

(e) Calculations. All calculations under this Section 15 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Notice of Adjustments. Upon the occurrence of each adjustment pursuant to this Section 15, the Corporation at its expense will promptly compute such adjustment in accordance with the terms hereof and prepare a certificate describing in reasonable detail such adjustment and the transactions giving rise thereto, including all facts upon which such adjustment is based. Upon written request, the Corporation will promptly deliver a copy of each such certificate to each Holder and to the Corporation’s transfer agent.

(g) Notice of Corporate Events. If the Corporation (i) declares a dividend (other than a dividend pursuant to Section 5 above) or any other distribution of cash, securities or other property in respect of its Common Stock, including, without limitation, any granting of rights or warrants to subscribe for or purchase any capital stock of the Corporation or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Corporation, then the Corporation shall deliver to each Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction.

16. Fractional Shares. The Corporation shall not be required to issue or cause to be issued fractional Underlying Shares on conversion of Series B Preferred Stock. If any fraction of an Underlying Share would, except for the provisions of this Section 16, be issuable upon conversion of Series B Preferred Stock, the number of Underlying Shares to be issued will be rounded up to the nearest whole share.

17. Notices. Any and all notices or other communications or deliveries hereunder (including without limitation any Conversion Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 4:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 4:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Corporation, to 200 Clinton Avenue West, Suite 1000, Huntsville, Alabama 35801, facsimile: (256) 580-3996, Attention: David Owen, or (ii) if to a Holder, to the address or facsimile number appearing on the Corporation’s stockholder records or such other address or facsimile number as such Holder may provide to the Corporation in accordance with this Section 17.

18. Miscellaneous.

(a) The headings herein are for convenience only, do not constitute a part of this Certificate of Designations and shall not be deemed to limit or affect any of the provisions hereof.

(b) No provision of this Certificate of Designations may be amended, except in a written instrument signed by the Corporation and holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding. Notwithstanding anything in the certificate of incorporation of the Corporation to the contrary, the Holders of Series B Preferred Stock may take any action hereunder by written consent. Any of the rights of the Holders set forth herein, including any Equity Conditions or any other similar conditions for the Holders’ benefit, may be waived by the affirmative vote of holders of at least two-thirds of the shares of Series B Preferred Stock then outstanding, except that each Holder may waive its own rights as provided in this Certificate of Designations. No waiver of any default with respect to any provision, condition or requirement of this Certificate of Designations shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

IN WITNESS WHEREOF, Wolverine Tube, Inc. has caused this Certificate of Designations to be duly executed as of this 20th day of March, 2008.

WOLVERINE TUBE, INC.

By:	/s/ David A. Owen
Name:	David A. Owen
Title:	Chief Financial Officer

EXHIBIT A

FORM OF CONVERSION NOTICE

(To be executed by the registered Holder in order to convert shares of Series B Preferred Stock)

The undersigned hereby elects to convert the number of shares of Series B Convertible Preferred Stock indicated below into shares of Common Stock of Wolverine Tube, Inc., according to the conditions hereof, as of the date written below.

Date to Effect Conversion

Number of shares of Series B Preferred Stock owned prior to Conversion

Number of shares of Series B Preferred Stock to be Converted

Stated Value of shares of Series B Preferred Stock to be Converted

Number of shares of Common Stock to be Issued

Applicable Conversion Price

Number of shares of Series B Preferred Stock subsequent to Conversion

Name of Holder

By:
Name:
Title:

A-1